1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 15, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/11/15

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2010/10/15 : New Appointment of Representitive Juristic-Person Directors

2.	Announcement on 2010/10/15 : Clarification of the report that the company will be the first operator to sell iPad in Taiwan

3.	Announcement on 2010/10/15 : To announce the procurement of Next Generation Network Core and Access Gateway Materials & Installation Project

4.	Announcement on 2010/10/20 : The Company signs a MOU with Taiwan International Standard Electronics Ltd. (Alcatel-Lucent)

5.	Announcement on 2010/10/25 : To announce the acquisition of Nan Ya Plastics Corporation Corporate Bonds

6.	Announcement on 2010/10/26 : To announce the disposal of PARVEST EUROPEAN CONVERTIBLE BOND

7.	Announcement on 2010/10/26 : To announce the financial forecast of the 4th quarter of 2010

8.	Announcement on 2010/10/26 : To announce the board approved the preliminary plan of the replacement of share certificates for capital reduction

9.	Announcement on 2010/10/26 : To announce the record date of capital reduction

10.	Announcement on 2010/10/26 : The Board approved the appointment of new positions for the management

11.	Announcement on 2010/10/27 : Chunghwa Telecom held investor conference call for the third quarter of 2010 operation results

12.	Announcement on 2010/10/27 : To announce the disposal of JPMorgan Global Convertibles Fund

13.	Announcement on 2010/10/27 : To announce the differences for the first three quarters of 2010 financial statements between ROC GAAP and US GAAP

14.	Announcement on 2010/10/28 : The Company signs a MOU with Intel Corporation

15.	Announcement on 2010/11/03 : To announce the acquisition of Formosa Plastics Corporation Corporate Bonds

16.	Announcement on 2010/11/08 : To announce the acquisition of CPC Corporation Taiwan Corporate Bonds

17.	Announcement on 2010/11/10 : The Company announces its unaudited revenue for October 2010

18.	Announcement on 2010/11/10 : October 2010 sales

Exhibit 1

New Appointment of Representitive Juristic-Person Directors

Date of events: 2010/10/15

Contents:

1. Date of occurrence of the change: 2010/10/15

2. Name of juristic-person director/ supervisor:

Ministry of Transportation and Communications

3. Name and resume of the replaced person:

TGuo-Shin Lee; Director of First Department, DGBAS of the Executive Yuan; Accounting Department of Tam kang University.

4. Name and resume of the replacement:

Yu-Fen Hong; Director of Accounting Department of MOTC; Institute of Business & Management National Chiao Tung University.

5. Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6. Original term (from                      to                     ): 2010/06/18 ~ 2013/06/17

7. Effective date of the new appointment: 2010/10/15

8. Any other matters that need to be specified: None

Exhibit 2

Clarification of the report that the company will be the first operator to sell iPad in Taiwan

Date of events: 2010/10/15

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/10/15

3. Content of the report: The company will be the first operator to sell iPad in Taiwan.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The company has been negotiating with Apple for iPad distribution right in Taiwan, however there is no specific date to launch. As for the guidance of the company for the 4th quarter 2010 and year 2011, it is expected to be released upon the board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 3

To announce the procurement of Next Generation Network Core and Access Gateway Materials & Installation Project

Date of events: 2010/10/15

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Year 2010 Next Generation Network Core and Access Gateway Materials & Installation Project, etc.

2. Date of the occurrence of the event: 2009/10/16~2010/10/15

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$ 517, 190, 551

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.; Equity-method investee.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

Exhibit 4

The Company signs a MOU with Taiwan International Standard Electronics Ltd. (Alcatel-Lucent)

Date of events: 2010/10/20

Contents:

1. Date of occurrence of the event: 2010/10/20

2. Counterparty to the contract or commitment: Taiwan International Standard Electronics Ltd. (Alcatel-Lucent)

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/10/20~2011/12/31

5. Major content (not applicable where rescinded): The company signed a MOU with Taiwan International Standard Electronics Ltd. (Alcatel-Lucent) to jointly establish a LTE trial network.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Beneficial to the company’s business development.

8. Concrete purpose/objective (not applicable where rescinded): LTE technology research and evaluate.

9. Any other matters that need to be specified: Chunghwa Telecom Laboratories and Taiwan International Standard Electronics Ltd. (Alcatel-Lucent) cooperate to proceed with LTE-SAE network function test, MIMO multiple antenna technology evaluation, and IMS multimedia services performance evaluation on LTE-SAE network to establish foundations for development of new generation mobile services.

Exhibit 5

To announce the acquisition of Nan Ya Plastics Corporation Corporate Bonds

Date of events: 2010/10/25

Contents:

1. Name of the securities: Nan Ya Plastics Corporation Corporate Bonds (Code: B401CP, B401CR)

2. Trading date: 2010/10/25~2010/10/25

3. Trading volume, unit price, and total monetary amount of the transaction: 3,500,000 units; NT$ 101.24 per unit; total amount: NT$ 354, 328, 842

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 15,000,000 units, NT$ 1,514,635,752; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.91%; 7.38%; NT$ 36,500,638,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

Exhibit 6

To announce the disposal of PARVEST EUROPEAN CONVERTIBLE BOND

Date of events: 2010/10/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PARVEST EUROPEAN CONVERTIBLE BOND

2. Date of occurrence of the event: 2009/10/27~2010/10/26

3. Volume, unit price, and total monetary amount of the transaction: Volume: 67,104.04 units; Unit price: EUR 118.78~126.17; Total monetary amount of the transaction: NT$ 354,001,541.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): BNP Paribas Asset Management; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):-NT$ 25,287,048

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Depends on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume: 11,289.00 units; amount: NT$ 61,203,594; shareholding percentage: 0.4%.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.75% of total assets; 7.18% of total shareholder’s equity; NT$ 36,500,638,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$ 5,327.26

16. Do the directors have any objection to the present transaction?: N/A

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: Due to the NAV of fund on trade day is not available, therefore, this announcement is depending on the latest NAV notified by the asset management company to calculate.

Exhibit 7

To announce the financial forecast of the 4th quarter of 2010

Date of events: 2010/10/26

Contents:

1. Fiscal year of the financial forecast: 4Q10

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2010/10/26

4. Date of preparation, correction, or updating of the financial forecast: 2010/10/11

5. Reason for preparation of the financial forecast: Voluntary publicity

6. Reason for the correction or update and monetary amount affected: N/A

7. Any other matters that need to be specified: These projections are based on a number of estimates and assumptions and are inherently subject to significant uncertainties and contingencies.

Exhibit 8

To announce the board approved the preliminary plan of the replacement of share certificates for capital reduction

Date of events: 2010/10/26

Contents:

1. Date of the board of directors resolution: 2010/10/26

2. Record date of the capital reduction: 2010/10/26

3. Operations plan for replacement of share certificates for the capital reduction:

(1) The preliminary plan of the replacement of share certificates for capital reduction 2010 was based on the Articles of Incorporation and Taiwan Stock Exchange Corporation Procedures for Replacement of Share Certificates.

(2) The shares to be converted include all the listed common shares amounted 9,696,808,181 shares with par value NT$ 10, amounted NT$ 96,968,081,810.

(3) The amount and the number of shares of the capital reduction will be NT$ 19,393,616,360 and 1,939,361,636 shares respectively.

(4) Capital reduction ratio: 20%. Every thousand shares will be converted to 800 shares (i.e. every thousand shares decrease 200 shares).

(5) Total shares and amount of the common shares after the capital reduction: 7,757,446,545 shares; par value NT$ 10; paid-in capital for common shares NT$ 77,574,465,450.

(6) The new share certificates of the replacement for the capital reduction (all issued in scripless form) will be calculated respectively according to every shareholder’s ownership registered on the book on the record date of the capital reduction. For every share held, shareholders will receive 0.8 new share. For each fractional common share resulting from the capital reduction, the shareholder may seek to make it one share through the combination with the shareholders’ other fractional shares within five days after the book close for capital reduction; otherwise the Company will pay the shareholder cash based on the closing share price on the last trading day before the record date of the conversion, rounded down to whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

(7) Schedule:

a. The record date of the replacement of share certificates is preliminarily set to be 2011/01/15 and the conversion of whole new shares will be on 2011/01/25 (scripless shares issuance).

b. Last booking date before book closure for the capital reduction: 2011/01/10 (Any transaction shall be completed and booked on 2011/01/10 for the latest.)

c. Book closure date: From 2011/01/11 to 2011/01/24

d. Trading suspension period: From 2011/01/07 to 2011/01/24 (The suspension is not applied to ADR.)

e. The new shares will be listed on 2011/01/25 and replace original shares. Afterwards, original shares cannot be dealt in any transaction. The new certificates of ADR will be listed in NYSE on the same day.

f. The new shares are entitled to the same right and obligation as the original shares.

g. Payment date of the returned cash capital: 2011/01/25

(8) Conversion procedure:

a. Since the Company has issued share certificates in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. For the shareholders who hold physical share certificates and have booked before the book closure date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent, Taishin International Bank (Stock Affairs Department) before 2011/01/10.

c. For the shareholders who failed to complete booking before the book closure date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent after 2011/01/25.

d. The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

e. Location of the application for conversion: B1, No. 96, Sec. 1, Chien-Kuo N. Rd., Taishin International Bank (Stock Affairs Department), Telephone: 02-25048125.

(9) For any issues not covered in here will be subjected to Company Law or the other related regulations.

(10) The plan will be performed after it is approved by the TSEC. The Company will send a notice to each shareholder before the listing of the new shares.

4. Record date of the replacement of share certificates: 2011/01/15

5. Rights and obligations of the new shares after the capital reduction: The new shares will have the same rights and obligations as the original shares.

6. Anticipated listing date for the new shares: 2011/01/25

7. Any other matters that need to be specified: The Board authorized the Chairman to reset the record date of the replacement of share certificates and the related schedule in accordance with the authority’s operation schedule if necessary.

Exhibit 9

To announce the record date of capital reduction

Date of events: 2010/10/26

Contents:

1. Date of occurrence of the event: 2010/10/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To announce the record date of capital reduction to be 2010/10/26.

6. Countermeasures: None

7. Any other matters that need to be specified: The record date of capital reduction is for the purpose of application to the Ministry of Economic Affairs only for capital changes upon capital reduction. For the schedule of share certificates replacement for the capital reduction, please refer to the company’s material information announcement today.

Exhibit 10

The Board approved the appointment of new positions for the management

Date of events: 2010/10/26

Contents:

1. Date of occurrence of the event: 2010/10/26

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The forth meeting of the sixth term board of Directors approved the appointment of new positions for the management as follows:

(1) Wei Yi-jui as the Executive VP & President of Telecommunication Training Institute will retire on December 1st, 2010.

(2) Hung Feng-Yue, the VP of Enterprise Business Group, will be the successor of the aforementioned position as the Executive VP & President of Telecommunication Training Institute

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 11

Chunghwa Telecom held investor conference call for the third quarter of 2010 operation results

Date of events: 2010/10/27

Contents:

1. Date of the investor/press conference: 2010/10/27

2. Location of the investor/press conference: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. Any other matters that need to be specified: None

Exhibit 12

To announce the disposal of JPMorgan Global Convertibles Fund

Date of events: 2010/10/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): JPMorgan Global Convertibles Fund

2. Date of occurrence of the event: 2009/10/28~2010/10/27

3. Volume, unit price, and total monetary amount of the transaction: Volume: 729,285.583 units; Unit price: EUR 11.95~12.41; Total monetary amount of the transaction: NT$ 373,660,549.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): JPMorgan Asset Management; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): -NT$ 39,157,685

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume: 138,912.00 units; amount: NT$ 74,075,467; shareholding percentage: 0.07%.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.74% of total assets; 7.18% of total shareholder’s equity; NT$ 36,500,638,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$ 566.1

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: Due to the unavailability of fund’s NAV on trade day, this announcement is depending on the latest NAV notified by the asset management company.

Exhibit 13

To announce the differences for the first three quarters of 2010 financial statements between ROC GAAP and US GAAP

Date of events: 2010/10/27

Contents:

1. Date of occurrence of the event: 2010/10/27

2. Cause of occurrence: To announce the differences for the first three quarters of 2010 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$ 37,656,962 thousand, earnings per share of NT$ 3.81 for the first three quarters of 2010, and consolidated shareholders’ equity of NT$ 376,650,922 thousand as of September 30, 2010.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$ 38,903 million, earnings per share of NT$ 3.94 for the first three quarters of 2010 and consolidated shareholders’ equity of NT$ 305,405 million as of September 30, 2010.

(3) The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from the depreciation expenses and the provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

Exhibit 14

The Company signs a MOU with Intel Corporation

Date of events: 2010/10/28

Contents:

1. Date of occurrence of the event: 2010/10/28

2. Counterparty to the contract or commitment: Intel Corporation

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/10/28 ~ 2012/4/28

5. Major content (not applicable where rescinded): Chunghwa Telecom and Intel Corporation to work together to promote cloud computing technologies and explore the development on IPTV service.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Beneficial to the company’s business development.

8. Concrete purpose/objective (not applicable where rescinded): Both companies to cooperate together to promote cloud technologies and explore the development on IPTV service.

9. Any other matters that need to be specified: None

Exhibit 15

To announce the acquisition of Formosa Plastics Corporation Corporate Bonds

Date of events: 2010/11/03

Contents:

1. Name of the securities: Formosa Plastics Corporation Corporate Bonds (Code: B402AT)

2. Trading date: 2010/11/03~2010/11/03

3. Trading volume, unit price, and total monetary amount of the transaction: 3,000,000 units; NT$ 101.18 per unit; total amount; NT$ 303,532,400

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 3,000,000 units; NT$ 303,532,400; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.76%; 6.53%; NT$ 50,738,899,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

Exhibit 16

To announce the acquisition of CPC Corporation Taiwan Corporate Bonds

Date of events: 2010/11/08

Contents:

1. Name of the securities: CPC Corporation Taiwan Corporate Bonds (Code: B71855, B71858)

2. Trading date: 2010/01/18~2010/11/08

3. Trading volume, unit price, and total monetary amount of the transaction: 3,000,000 units; NT$ 101.57 per unit; total amount: NT$ 304,713,763

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 3,000,000 units; NT$ 304,038,486; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 5.73%; 6.50%; NT$ 50,738,899,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

Exhibit 17

The Company announces its unaudited revenue for October 2010

Date of events: 2010/11/10

Contents:

1. Date of occurrence of the event: 2010/11/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of October 2010, total revenue increased by 1.2% year-over-year to NT$ 15.78 billion. Operating income for the month was NT$ 4.31 billion, net income NT$ 3.69 billion and EPS NT$ 0.38. For the first ten months this year, total revenue increased by 1.4% year-over-year to NT$ 154.38 billion, operating income was NT$ 47.42 billion, net income NT$ 40.63 billion and EPS NT$ 4.19.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 18

Chunghwa Telecom

November 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2010

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%

Oct	Invoice amount	17,584,836	17,339,733	(+)245,103	(+)1.41%

Jan-Oct	Invoice amount	169,217,419	168,217,567	(+)999,852	(+)0.59%

Oct	Net sales	15,782,195	15,594,082	(+)188,113	(+)1.18%

Jan-Oct	Net sales	154,384,721	152,190,541	(+)2,194,180	(+)1.44%

b	Trading purpose : None